EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Quarter Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Diluted net (loss) income per share:
Net (loss) income to common shareholders	$(2,481,000)	$891,000	$(3,944,000)	$(4,882,000)

Average number of shares outstanding	7,957,428	8,380,173	8,089,692	8,490,376
Net effect of dilutive stock options based on treasury stock method	—	4,973	—	—
Total average shares	7,957,428	8,385,146	8,089,692	8,490,376

Diluted net (loss) income per share	$(0.31)	$0.11	$(0.49)	$(0.57)